Flamel Technologies Announces Results of 2013 Annual Meeting

LYON, France—June 24, 2013--Flamel Technologies S.A. (NASDAQ: FLML) today announced voting results from the Company’s annual ordinary and extraordinary meeting held on June 20, 2013. Approximately 98 percent of outstanding shares were represented at the meeting. The director nominees, Mr. Michael S. Anderson, Dr. Catherine Bréchignac, Mr. Guillaume Cerutti, Dr. Francis J.T. Fildes, Ambassador Craig Stapleton, Mr. Elie Vannier, and Mr. Stephen H. Willard were each reelected to Flamel’s board of directors for a further one-year term. Each director received at least 90% of the votes cast and at the conclusion of the meeting the Board of Directors reappointed Stephen H. Willard as Chairman.

Each additional resolution proposed favorably by management at the meeting was approved overwhelmingly.

“We appreciate shareholder support in the election of the Board of Directors and approval of the proposed resolutions,” said Mike Anderson, Chief Executive Officer of Flamel. “We believe this reflects shareholders’ continued confidence in Flamel’s new strategy to generate revenues from near, medium and long-term product opportunities. Our July launch of Bloxiverz (neostigmine methylsulfate) is still on target. This recent approval by the Food and Drug Administration (FDA) represents an exciting example of a near-term revenue opportunity that will build value for Flamel’s shareholders.”

About Flamel Technologies. Flamel Technologies SA's (NASDAQ: FLML) business model is to blend high-value internally developed products with its leading drug delivery capabilities. The Company has a proprietary pipeline of niche specialty pharmaceutical products, while its drug delivery platforms are focused on the goal of developing safer, more efficacious formulations of drugs to address unmet medical needs. Its partnered pipeline includes biological and chemical drugs formulated with its Medusa® and Micropump® (and its applications to the development of liquid formulations, i.e. LiquiTime™ and of abuse-deterrent formulations Trigger Lock™) proprietary drug delivery platforms. Several Medusa-based products have been successfully tested in clinical trials. The Company has developed products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline (Coreg CR®, carvedilol phosphate). The Company is headquartered in Lyon, France and has operations in St. Louis, Missouri, USA, and manufacturing facilities in Pessac, France. Additional information may be found at www.flamel.com.

Safe Harbor

This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "believe," "expect," "estimate," "plan," "will," "may," and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the continued integration of Éclat Pharmaceuticals may not be successful or that certain payment acceleration events may be triggered; the reacquisition of the exclusive rights to develop and commercialize IFN-β XL worldwide and identification of an alternative strategic partner for the program may not be successful; the identified opportunities will not result in shorter-term, high value results; clinical trial results may not be positive or our partners may decide not to move forward; products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements; products in development may not achieve market acceptance; competitive products and pricing may hinder our commercial opportunities; we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel's technology; and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2012 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Investor Contact:

Bob Yedid

ICR Inc.

(646) 277-1250

bob.yedid@icrinc.com

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